LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.
TORRE OPTIMA
PASEO DE LAS PALMAS 405, 5TH FLOOR
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO
TELEPHONE: (52) 5-540-9600
FACSIMILE: (52) 5-540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

November 11, 2002

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English translation of the quarterly financial report for the Second Quarter of 2002 provided to the Mexican Stock Exchange *(Bolsa Mexicana de Valores)* (the "BMV").

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), information made public to investors through EMISNET, an electronic financial information system established by the BMV regarding modifications to the

offering prospectus of a medium term notes or "stock exchange debt certificates" program of Grupo Posadas, dated September 13, 2002.

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), information made public to investors through EMISNET, an electronic financial information system established by the BMV regarding deferral of the issuance of medium term notes or "stock exchange debt certificates", dated September 25, 2002.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Yours truly,

Susan Grisso de Ortega

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Jorge Martínez
Lic. Alberto Sepúlveda Cosío (without enclosures)

STOCK EXCHANGE CODE: **POSADAS** Quarter: 3 Year: 2002

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**9,012,871**	**100**	**9,245,709**	**100**
2	**CURRENT ASSETS**	**1,007,152**	**11**	**984,166**	**11**
3	CASH AND SHORT-TERM INVESTMENTS	224,805	2	188,737	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	383,582	4	324,609	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	119,828	1	219,580	2
7	OTHER CURRENT ASSETS	278,937	3	251,240	3
8	**LONG-TERM**	**283,486**	**3**	**211,353**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	108,443	1	96,553	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	39,188	0	52,357	1
11	OTHER INVESTMENTS	135,855	2	62,443	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**6,995,140**	**78**	**7,249,923**	**78**
13	PROPERTY	8,214,314	91	8,218,686	89
14	MACHINERY AND INDUSTRIAL	1,417,403	16	1,429,095	15
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	2,694,536	30	2,595,733	28
17	CONSTRUCTION IN PROGRESS	57,959	1	197,875	2
18	**DEFERRED ASSETS (NET)**	**727,093**	**8**	**800,267**	**9**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**5,540,251**	**100**	**5,349,587**	**100**
21	**CURRENT LIABILITIES**	**1,178,769**	**21**	**1,202,343**	**22**
22	SUPPLIERS	259,091	5	194,890	4
23	BANK LOANS	646,353	12	644,311	12
24	STOCK MARKET LOANS	0	0	164,679	3
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	273,325	5	198,463	4
27	**LONG-TERM LIABILITIES**	**3,180,186**	**57**	**3,042,033**	**57**
28	BANK LOANS	2,470,186	45	2,543,006	48
29	STOCK MARKET LOANS	710,000	13	499,027	9
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,101,476**	**20**	**1,032,092**	**19**
32	**OTHER LIABILITIES**	**79,820**	**1**	**73,119**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**3,472,620**	**100**	**3,896,122**	**100**
34	**MINORITY INTEREST**	**1,087,768**	**31**	**1,183,830**	**30**
35	**MAJORITY INTEREST**	**2,384,852**	**69**	**2,712,292**	**70**
36	**CONTRIBUTED CAPITAL**	**2,116,011**	**61**	**2,141,979**	**55**
37	PAID-IN CAPITAL STOCK (NOMINAL)	486,884	14	495,142	13
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,283,680	37	1,295,462	33
39	PREMIUM ON SALES OF SHARES	204,446	6	210,374	5
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	141,001	4	141,001	4
41	**CAPITAL INCREASE (DECREASE)**	**268,841**	**8**	**570,313**	**15**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,208,782	35	1,266,453	33
43	REPURCHASE FUND OF SHARES	107,308	3	112,506	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,044,628)	(30)	(999,234)	(26)
45	NET INCOME FOR THE YEAR	(2,621)	0	190,588	5

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: 2002

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**224,805**	100	**188,737**	100
46	CASH	49,813	22	45,821	24
47	SHORT-TERM INVESTMENTS	174,992	78	142,916	76
18	**DEFERRED ASSETS (NET)**	**727,093**	100	**800,267**	100
48	AMORTIZED OR REDEEMED EXPENSES	237,242	33	291,191	36
49	GOODWILL	109,226	15	114,331	14
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	380,625	52	394,745	49
21	**CURRENT LIABILITIES**	**1,178,769**	100	**1,202,343**	100
52	FOREING CURRENCY LIABILITIES	544,615	46	611,089	51
53	MEXICAN PESOS LIABILITIES	634,154	54	591,254	49
24	**STOCK MARKET LOANS**	**0**	100	**164,679**	100
54	COMMERCIAL PAPER	0	0	164,679	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**273,325**	100	**198,463**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	273,325	100	198,463	100
27	**LONG-TERM LIABILITIES**	**3,180,186**	100	**3,042,033**	100
59	FOREING CURRENCY LIABILITIES	2,119,114	67	2,565,919	84
60	MEXICAN PESOS LIABILITIES	1,061,072	33	476,114	16
29	**STOCK MARKET LOANS**	**710,000**	100	**499,027**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	710,000	100	499,027	100
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,101,476**	100	**1,032,092**	100
65	NEGATIVE GOODWILL	8,514	1	29,192	3
66	DEFERRED TAXES	1,088,813	99	954,743	93
67	OTHERS	4,149	0	48,157	5
32	**OTHER LIABILITIES**	**79,820**	100	**73,119**	100
68	RESERVES	79,820	100	73,119	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,044,628)**	100	**(999,234)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(5,023,158)	(481)	(4,916,161)	(492)
71	INCOME FROM NON-MONETARY POSITION ASSETS	3,978,530	381	3,916,927	392

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: 2002
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(171,617)	(218,177)
73	PENSIONS FUND AND SENIORITY PREMIUMS	12,652	14,466
74	EXECUTIVES (*)	197	221
75	EMPLOYERS (*)	2,810	2,578
76	WORKERS (*)	3,404	3,289
77	CIRCULATION SHARES (*)	498,845,889	499,072,231
78	REPURCHASED SHARES (*)	1,362,185	1,135,843

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**2,821,785**	100	**2,784,274**	100
2	COST OF SALES	2,094,782	74	2,001,919	72
3	**GROSS INCOME**	**727,003**	26	**782,355**	28
4	OPERATING	281,725	10	263,871	9
5	**OPERATING INCOME**	**445,278**	16	**518,484**	19
6	TOTAL FINANCING COST	331,599	12	170,083	6
7	**INCOME AFTER FINANCING COST**	**113,679**	4	**348,401**	13
8	OTHER FINANCIAL OPERATIONS	60,109	2	14,697	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**53,570**	2	**333,704**	12
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	27,435	1	116,397	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**26,135**	1	**217,307**	8
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,259	0	1,697	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**27,394**	1	**219,004**	8
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	8,836	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**27,394**	1	**210,168**	8
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	(160)	0	1,632	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**27,554**	1	**208,536**	7
19	NET INCOME OF MINORITY INTEREST	30,175	1	17,948	1
20	**NET INCOME OF MAJORITY INTEREST**	**(2,621)**		**190,588**	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,821,785**	**100**	**2,784,274**	**100**
21	DOMESTIC	2,468,704	87	2,363,181	85
22	FOREIGN	353,081	13	421,093	15
23	TRANSLATED INTO DOLLARS (***)	34,514	1	41,163	1
6	**TOTAL FINANCING COST**	**331,599**	**100**	**170,083**	**100**
24	INTEREST PAID	247,163	75	325,280	191
25	EXCHANGE LOSSES	530,286	160	7,959	5
26	INTEREST EARNED	7,065	2	2,215	1
27	EXCHANGE PROFITS	318,157	96	6,612	4
28	GAIN DUE TO MONETARY POSITION	(120,628)	(36)	(154,329)	(91)
8	**OTHER FINANCIAL OPERATIONS**	**60,109**	**100**	**14,697**	**100**
29	OTHER NET EXPENSES (INCOME) NET	60,109	100	14,697	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**27,435**	**100**	**116,397**	**100**
32	INCOME TAX	42,687	156	47,453	41
33	DEFERED INCOME TAX	(15,252)	(56)	68,944	59
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,849,834	2,821,978
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,738,014	3,727,303
39	OPERATION INCOME (**)	570,520	721,090
40	NET INCOME OF MAYORITY INTEREST(**)	(98,665)	159,597
41	NET CONSOLIDATED INCOME (**)	(54,394)	164,445

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**27,554**	**208,536**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	265,686	129,130
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**293,240**	**337,666**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(17,862)	(154,772)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**275,378**	**182,894**
6	CASH FLOW FROM EXTERNAL FINANCING	(6,661)	20,448
7	CASH FLOW FROM INTERNAL FINANCING	(8,571)	(114,360)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(15,232)**	**(93,912)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(196,945)**	**(137,585)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	63,201	(48,603)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	161,604	237,340
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	224,805	188,737

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **3** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**265,686**	**129,130**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	231,279	217,199
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	207,085	2,320
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(114,158)	(148,977)
17	+ (-) OTHER ITEMS	(58,520)	58,588
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(17,862)**	**(154,772)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(28,779)	53,178
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(4,124)	(6,119)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(26,063)	(4,911)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	51,224	(18,242)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(10,120)	(178,678)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(6,661)**	**20,448**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	2,089,342	2,474,664
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(2,096,003)	(2,454,216)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(8,571)**	**(114,360)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(7,947)	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(624)	(15,639)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	(98,721)
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(196,945)**	**(137,585)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(85,293)	(48,407)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(84,111)	(67,779)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	32,313	(51,691)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(59,854)	30,292

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **3** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.98	%	7.49	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(4.14)	%	5.88	%
3	NET INCOME TO TOTAL ASSETS (**)	(0.60)	%	1.78	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	437.79	%	74.01	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.41	times	0.40	times
7	NET SALES TO FIXED ASSETS (**)	0.53	times	0.51	times
8	INVENTORIES ROTATION (**)	8.19	times	6.12	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	32	days	27	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.98	%	11.98	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	61.47	%	57.86	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.60	times	1.37	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	48.08	%	59.39	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	45.46	%	41.96	%
15	OPERATING INCOME TO INTEREST PAID	1.80	times	1.59	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.67	times	0.70	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.85	times	0.82	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.75	times	0.64	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.18	times	0.18	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	19.07	%	15.70	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	10.39	%	12.13	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.63)	%	(5.56)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.11	times	0.56	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	43.73	%	(21.77)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	56.27	%	121.77	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	42.71	%	49.26	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
			Amount			Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(0.22)		$	0.32	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	1.09		$	1.45	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.13		$	0.03	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	4.78		$	5.43	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.03	times		1.57	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(22.27)	times		26.56	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: INCLUDED IN THE INTEREST PAID IN THE LOST FOR RESTATEMEN OF INVESTMENT UNITS, AMOUNTING IN SEPTEMBER 2002 TO PS $6,846 AND TO SEPTEMBER 2001 TO PS $ 7,640

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Total Revenue.

Despite the adverse economic environment that prevailed in the countries where Grupo Posadas has operations, total revenues in the third quarter 2002 increased by 5% when compared to the same quarter of last year. The main factor that contributed to such an increase is the performance of the Vacation Club business, where sales reached a total of Ps. $ 160.3 million (M), a figure that represented an increase of 121% when compared against the same period of last year. It is important to mention that, Vacation Club accounted for 19% of the Company's total revenue during the third quarter of 2002, a fact that highlights the importance that this business unit has acquired, and reinforces the strategy of diversification that is being followed in the face of the slow recovery experienced by demand in the lodging industry.

EBITDA

EBITDA for the quarter decreased by 2.6% in real terms, and 4.6% in dollar terms with respect to the third quarter of 2001. This decrease occurred mainly during the month of July, as a result of a weak summer. However, during the months of August and September EBITDA grew by 5% and 30%, respectively, when compared to the same months of 2001.

The consolidated EBITDA margin fell by 1.4 percentage points (pp) to 19.7%. At the hotel level, EBITDA margin remained at the same levels of 2001 mainly due to higher margins recorded in leased properties and the hotels in South America.

Corporate expenses during the third quarter decreased by 11.8% with respect to the same period of last year, representing savings of Ps. $ 2.1 M, and consistent with the continuous effort undertaken by the Company to optimize its cost structure.

Owned Hotels

Occupancy in coastal destinations fell by 2 pp in the 3rd quarter. Sales during the quarter to the groups segment, which contributes approximately with 15% of the total of room-nights sold, fell by 30%. This setback in the groups segment is attributed to the budget cutbacks of our United States clientele, as a result of the economic weakness being experienced by the U.S. market.

Additionally, we have observed a contraction in the flow of European travelers, mainly for economic reasons. This situation should be reverted as the European economies become gradually more stable. Besides, All-inclusive hotel properties along the Mayan Riviera have brought a strong pressure on room rates in this market, which is specially sensitive to rates.

In addition to the factors mentioned above, a contributing element was the weakening of Cozumel as a destination. This resort has lost competitiveness, and in 2002 we have witnessed a cutback of approximately 40% in the seat capacity of flights to this destination. We estimate that in 2003, about one half of the passengers lost in 2002 will be recovered.

In view of this outlook, we will continue to implement aggressive marketing

strategies for coastal destinations, principally focused on strengthening the groups and wholesale segments, both domestic and international, as well as targeting Mexico's local retail travel segment. This latter segment showed a growth of 9% in number of rooms sold during the quarter.

During the quarter the gross operating profit (GOP) in those hotels located in the central and southern regions of Mexico grew by 9%. However, we still perceive a weak demand in those properties located in the northern and western regions, derived mainly from its links to the export and maquila industries.

In summary, revenues from owned hotels experienced a decrease of 5% with respect to the same quarter of last year, being coastal properties the ones to experience the greatest variations (12% in 3Q02); however, the recovery that was mentioned in the previous press release (2Q02) has gradually been reflected, as seen in the accompanying chart:

Management

Interest expense during the quarter decreased by 12.8% compared to the 3Q01. Dollar denominated debt cost fell from 8.9% in the third quarter of last year to 6.1% this quarter, whereas peso denominated debt cost decreased 1 pp to 11%. As a result, interest coverage increased from 2.1 to 2.6 times from 3Q01 to 3Q02.

The lower exchange loss is a result of the 2.7% depreciation of the peso against the dollar during the quarter, which compares to a 5% depreciation that occurred in the same period of last year. Additionally, the decrease in exchange losses is partially attributed to the fact that the Company maintained in average a 65/35 USD/peso debt mix during the quarter, which compares to 85/15 mix in 3Q01.

Integral Financing Cost

Interest expense during the quarter decreased by 12.8% compared to the 3Q01. Dollar denominated debt cost fell from 8.9% in the third quarter of last year to 6.1% this quarter, whereas peso denominated debt cost decreased 1 pp to 11%. As a result, interest coverage increased from 2.1 to 2.6 times from 3Q01 to 3Q02.
The lower exchange loss is a result of the 2.7% depreciation of the peso against the dollar during the quarter, which compares to a 5% depreciation that occurred in the same period of last year. Additionally, the decrease in exchange losses is partially attributed to the fact that the Company maintained in average a 65/35 USD/peso debt mix during the quarter, which compares to 85/15 mix in 3Q01.

Debt Profile

Debt has been reduced by 3.7% from the 1Q02 levels, representing 14.4 USM.

EBITDA for the last 12 months has been impacted by the September 11th events and the domestic recession, reason why the debt/EBITDA (L12M) ratio has increased from 4.1x to 4.4x.

Development Plan

During the quarter a Fiesta Inn (FI) in Tampico started operations with 124 rooms under a management contract. With this opening, the total Fiesta Inns amounts to 35.

In addition, by the end of July a Fiesta Americana Suites in Zona Rosa (Near Reforma Avenue in Mexico City) opened under a management scheme. This is a 60 suites hotel and is the incursion of the Company in the extended-stay Mexican market niche. In August, we opened the second hotel under the Caesar Business brand in the city of Nova Lima, Brazil.

This is a 123 room managed hotel under a "flat" scheme which confirms the strategy of Posadas of entering in the 4 star market in South America.

Significant accounting policies:

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of Grupo Posadas, S.A. de C.V. and those of the subsidiaries that the Company controls.

Hotels owned and leased by the Company pay to Grupo Posadas, S.A. de C.V. a management fee on a similar basis as hotels managed but not owned by the Company. With the purpose of showing the results of its hotel operation and hotel management fees, brand and other with the revenues and costs of these types of businesses, the Company decided not to eliminate these operations in the preparation of its consolidated statements of income, which does not affect operating income.

Acquisition of businesses.

Participation in the results and changes in net worth of those subsidiaries that are purchased or sold, are included in the financial statement from or through the date on which the transactions are carried out, expressed in currency with purchasing power as of yearend.
Net excess of book value over the cost of acquisition of the subsidiaries, is recognized in income over a five-year period, and is presented as "amortization of goodwill from acquisition of businesses, net" in the accompanying statement of income.

Basis of preparation-

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting policies of the Company are as follows:

Recognition of the effects of inflation-
The Company restates its consolidated financial information in terms of the purchasing power of the Mexican pesos as of the most recent period en in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding period including the translation effect. Consequently, all consolidated financial statement amounts are comparable, both for the current and the prior years, since all are stated in terms of Mexican pesos of the same purchasing power.

Marketable securities-
These are primarily money market accounts, valued at market.

Inventories and operation costs-
Inventories and their related cost are valued at average cost, which due to their high turnover is similar to replacement cost.

Long-term investments-
Long-term investments where de Company does not have significant influence are valued at cost of acquisition, and are restated based on the National Consumer Price Index (NCPI), but not in excess of realizable value. Realizable value is determined based on the latest available audited financial statements.

Property and equipment-
Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values determined by independent appraisers.
Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of yearend.
The cost of improvements, remodeling and replacements is capitalized. The cost of minor repairs and maintenance is charged to results when incurred.

Employee benefits-
According to the Mexican labor law, Mexican companies are liable for separation payments and seniority premiums to employees terminating under certain circumstances. In addition, beginning in 1996, the Company established a pension plan covering the retirement of its executives.
The policy of the Company is to record separation payments in the results of the period in which they are incurred. The liability for seniority premiums is recorded as it accrues, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations to the estimated retirement date of the Company's employees.

Stockholders´ equity restatement-
Stockholders equity is restated by applying the factors derived from the NCPI to present capital stock and other capital in terms of the purchasing power at the latest yearend from the date of contribution or generation.
The cumulative effect of restatement is mainly comprised by the translation effect of foreign subsidiaries, and from the result from holding no monetary assets of prior years and their corresponding restatement.

Recognition of revenue-
Revenues from the hotel operation and management services are recognized when services are rendered. The revenues form the Vacation Club operation is recognized when the contract is formalized and the corresponding down payment is collected.

Restatement of revenues and expenses-
Revenues and expenses are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Integral financing cost-
This consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities contracts, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend.
The gain from monetary position, which results from the deterioration of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary liabilities at the beginning of each month the inflation factor derived from the NCPI and is restated at yearend with the corresponding factor.

Other related businesses-
Include principally revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, Vacation Club intervals, distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

Majority income per share-
Majority income per share is determined by diving the majority net income by the weighted average number of common shares outstanding.
Diluted income per share is determined by adding 1)the yield attributable to convertible bonds and contracts to the above-mentioned income, and 2) to the weighted average outstanding shares the weighted average of obligations outstanding during the period, converted into shares based on the conversion coefficient established in the convertible obligations and bond issuance contracts.

Statements of changes in financial position-
Present changes in constant Mexican pesos, according to the financial position at prior yearend, restated to Mexican pesos of the most recent yearend.

Financial instruments-
The Company records all the effects of contracted financial instruments as assets or liabilities. The financial instruments that have been designated and that function effectively as hedging against the effects of certain risks or other financial instruments, will affect the assets, liabilities, transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the integral financing result in each accounting period.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SUBHOLDING CO	1	99.99	2,581,844	3,513,031
2 POSADAS DE MEXICO S.A. DE C.V.	HOTEL ADMINISTRATION	1	99.99	96,947	1,023,520
3 HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE CO	1	99.99	84,073	318,147
4 PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99	257,297	132,085
5 FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97	52,564	188,805
6 INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	47,460	94,676
7 POSADAS USA, INC	HOTEL ADMINISTRATION	1	99.99	34,563	68,120
8 DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE	1	70.00	16,240	24,620
9 COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	PRODUCT DISTRIBUTION	1	99.99	9,889	8,647
10 OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA OPERATIONS	1	75.00	188	177
11 SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT, PLANNING AND SUPERVISION	1	99.99	12,180	8,118
12 HOTELERA PANAMERICANA, S.A. DE C.V.	ADMINISTRATIVE SERVICES	1	99.99	1,209	0
13 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)	8	1	0.00	194,972	30,916
TOTAL INVESTMENT IN SUBSIDIARIES				**3,389,426**	**5,410,862**
ASSOCIATEDS					
1 INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL OPERATIONS	7,500	25.00	3,800	17,840
2 INMOBILIARIA FIESTA LA NORIA, S.A. DE C.V.	HOTEL OPERATIONS	58,496	20.00	14,586	11,882
3 INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL OPERATIONS	2,394,566	9.20	103	4,741
4 RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL OPERATIONS	24,551,107	1.91	0	2,306
5 TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL OPERATIONS	1,648,071	0.49	0	61
6 OTRAS ASOCIADAS (4) (No. DE ASOC.:)	1	1	0.00	65	2,358
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**18,554**	**39,188**
OTHER PERMANENT INVESTMENTS					**135,855**

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
TOTAL					5,585,905

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **POSADAS** QUARTER: **3** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,062,521	457,711	1,604,810	4,799,145	1,548,389	4,855,566
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	26,972	15,225	11,747	11,920	8,970	14,697
OFFICE EQUIPMENT	755,998	259,037	496,961	515,098	312,463	699,596
COMPUTER EQUIPMENT	53,807	44,608	9,199	53,609	48,133	14,675
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**2,899,298**	**776,581**	**2,122,717**	**5,379,772**	**1,917,955**	**5,584,534**
NOT DEPRECIATION ASSETS						
GROUNDS	291,402	0	291,402	1,061,245	0	1,352,647
CONSTRUCTIONS IN PROCESS	53,492	0	53,492	4,467	0	57,959
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**344,894**	**0**	**344,894**	**1,065,712**	**0**	**1,410,606**
TOTAL	**3,244,192**	**776,581**	**2,467,611**	**6,445,484**	**1,917,955**	**6,995,140**

STOCK E) NGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

.XICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 20

Final Printir
CONSOLIDATE

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Ye
BANKS																
WITH WARRANTY																
DEG	30/05/2008	5.70	0	0	0	0	0	0	0	0	0	5,861	5,861	5,861	5,964	
INTERNATIONAL FINANCE CORP	15/07/2006	9.00	0	0	0	0	0	0	0	0	0	47,467	47,467	47,467	22,097	
INTERNATIONAL FINANCE CORP	15/06/2012	6.03	0	0	0	0	0	0	0	0	0	13,460	26,921	26,921	26,921	161,5
BANCOMEXT	13/02/2009	5.45	0	0	0	64,115	64,115	268,713	64,115	160,288	0	0	0	0	0	
BANCOMEXT	19/08/2009	5.56	0	0	0	33,710	33,710	33,710	33,710	57,726	0	0	0	0	0	
BANCOMEXT	25/08/2005	6.74	0	0	0	21,483	21,483	21,483	0	0	0	0	0	0	0	
BBVA BANCOMER			2,500	5,625	0	15,248	9,564	7,518	6,495	9,423	0	0	0	0	0	
BANAMEX	17/08/2008	5.93	0	0	0	0	102,299	102,299	102,299	204,598	0	0	0	0	0	
SCOTIABANK INVERLAT	04/09/2007	5.31	0	0	0	0	7,871	7,871	7,871	86,583	0	0	0	0	0	
VARIOS *			34,458	237,947	0	0	0	0	0	0	0	29,052	11,150	11,150	11,150	166,3
OTHER FINANCIAL ENTITIES																
CALIFORNIA COMMERCE BANK	05/09/2003	7.61	0	0	0	0	0	0	0	0	0	153,449	0	0	0	
BANCO ARABE ESPAÑOL	01/12/2003	2.56	0	0	0	0	0	0	0	0	0	26,300	26,301	0	0	
VARIOS *			199,250	107,500	0	0	102,300	0	0	0	0	0	0	0	0	
TOTAL BANKS			236,208	351,072	0	134,556	341,342	441,594	214,490	518,618	0	275,589	117,700	91,399	66,132	327,83
PRIVATE PLACEMENTS																
UNSECURED DEBT																
VALUE	16/02/2006	11.19	0	300,000	0	0	0	0	0	0	0	0	0	0	0	[illegible]
VALUE	07/07/2006	11.83	0	250,000	0	0	0	0	0	0	0	0	0	0	0	[illegible]
FINAMEX	02/12/2004	12.77	0	160,000	0	0	0	0	0	0	0	0	0	0	0	[illegible]
TOTAL STOCK EXCHANGE			0	710,000	0	0	0	0	0	0	0	0	0	0	0	[illegible]

* Others
* Others

STOCK EX \NGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

.XICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 20

Final Printin
CONSOLIDATE

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Ye
SUPPLIERS																
PROVEEDORES *																
PREVEEDORES MERCANCIA *			53,817	0	0	0	0	0	0	0	0	1,483	0	0	0	
PROVEEDORES SERVICIOS			181,587	0	0	0	0	0	0	0	0	22,204	0	0	0	
TOTAL SUPPLIERS			235,404	0	0	0	0	0	0	0	0	23,687	0	0	0	
OTROS PASIVOS *			162,542	0	0	0	0	0	0	0	0	110,783	0	0	0	
OTHER CURRENT LIABILITIES AND OTHER CREDITS			162,542	0	0	0	0	0	0	0	0	110,783	0	0	0	
			634,154	1,061,072	0	134,556	341,342	441,594	214,490	518,618	0	410,059	117,700	91,399	66,132	327,8

NOTES

* Suppliers
* Merchandise Suppliers
  Services Suppliers

* Other liabilities

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **3** YEAR: **2002**

GRUPO POSADAS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	58,380	597,222	0	0	597,222
TOTAL	**58,380**	**597,222**			**597,222**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	1,610	16,472	0	0	16,472
TOTAL	**1,610**	**16,472**			**16,472**
NET BALANCE	**56,770**	**580,750**			**580,750**
FOREING MONETARY POSITION					
TOTAL ASSETS	**69,441**	**710,377**	[illegible]	[illegible]	**950,117**
LIABILITIES POSITION	**197,396**	**2,019,344**	**62,991**	**644,385**	**2,663,729**
SHORT TERM LIABILITIES POSITION	43,853	448,611	9,385	96,004	544,615
LONG TERM LIABILITIES POSITION	153,543	1,570,733	53,606	548,381	2,119,114
NET BALANCE	**(127,955)**	**(1,308,967)**	**(39,556)**	**(404,645)**	**(1,713,612)**

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **3** YEAR: **2002**

GRUPO POSADAS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

Final Printing

NOTES

1) EXCHANGE RATE 1USD 10.2299 MEXICAN PESOS
2) INCLUDES FOREIGN SUBSIDIARIES
3) REGARDING THE TRADE BALANCE IN FOREIGN EXCHANGE, WITHIN THE INCOME SECTION ARE INCLUDED THE MANAGED HOTELS THAT ARE NOT OWNED BY THE COMPANY, BUY AS A GROUP, WE MUST RECORD THEM UNDER THE CONCEPT.

THIS MOUNT (FOREIGN EXCHANGE INCOME) DIFFERS FROM THE ONE REPORTED IN THE INCOME STATEMENT, SPECIFICALLY WITHIN FOREIGN NET SALES, BECAUSE THE INCOME STATEMENT INCLUDES ONLY THOSE HOTELS OWNED BY THE COMPANY WHERE IT HAS EFFECTIVE CONTROL OVER MANAGEMENT.

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **3** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

**CONSOLIDATED
Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,375,032	3,939,065	2,564,033	0.92	23,589
FEBRUARY	1,372,309	3,975,643	2,603,333	0.00	(1,562)
MARCH	1,441,187	3,997,716	2,556,530	0.51	13,038
APRIL	1,432,611	3,936,122	2,503,511	0.55	13,769
MAY	1,442,785	3,996,530	2,553,745	0.20	5,107
JUNE	1,491,355	4,049,940	2,558,585	0.49	12,537
JULY	1,447,981	4,055,593	2,607,613	0.29	7,562
AUGUST	1,473,637	4,053,598	2,579,961	0.38	9,804
SEPTEMBER	1,544,381	4,124,809	2,580,428	0.60	15,483
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	21,301
OTHER	0	0	0	0.00	0
TOTAL					**120,628**

NOTES

THE RESULT OF THE MONETARY POSITION FOR THE COMPANIES LOCATED IN U.S.A., BRAZIL AND ARGENTINA IS CONSIDERED WITHIN THE FOREIGN SUBSIDIARIES ITEM TAKEING INTO ACCOUNT THE INFLATION OF THE CORRESPONDIG COUNTRY B-15.

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N/A

ACTUAL SITUATION OF FINANCIAL LIMITED
N/A

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
HOTELES CAESAR PARK	GRAND TURISM HOTELS	419,061	61
HOTELES FIESTA AMERICANA	GRAND TURISM HOTELS AND FIVE STARS HOTELS	4,387,276	61
HOTELES FIESTA INN	FOUR STARS HOTELS "BUSSINESS CLASS"	1,253,777	62
HOTELES HOLIDAY INN	FOUR STARS HOTELS	197,227	74
HOTELES THE EXPLOREAN	"ADVENTURE" FIVE STARS HOTELS	107,913	11

NOTES

CAESAR PARK HOTELS 2 LOCATED IN BRAZIL AND 1 ARGENTINA.
FIESTA AMERICANA HOTELS, 10 LOCATED IN MEXICO.
FIESTA INN HOTELS, 14 LOCATED IN MEXICO.
HOLIDAY INN HOTELS, 5 LOCATED IN USA
THE EXPLOREAN HOTELS, 2 LOCATED IN MEXICO.

THE HOTELS MENTIONED ABOVE ARE THOSE IN WHICH THE COMPANY HOLDS MANAGEMENT CONTROL.
CAPACITY IS REPRESENTED BY NET REPLACEMENT VALUE AND THE PERCENTAGE IS ITS UTILIZATION LEVEL.

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
N/A					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
OPERACION HOTELERA *				2,468,704		FIESTA AMERICANA FIESTA INN THE EXPLOREAN	GENERAL PUBLIC
TOTAL				2,468,704			

* Hotel Operation

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
OPERACION HOTELERA *				353,081		CAESAR PARK HOLIDAY INN	GENERAL PUBLIC
TOTAL				353,081			

NOTES

* Hotel Operation

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 111,226,717

Number of shares Outstanding at the Date of the NFEA: (Units) — 500,208,074

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
III	III	500,208,074.00	11/09/2002	265,800.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 — 115,868,231

Number of shares Outstanding at the Date of the NFEA: (Units) — 500,208,074

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2001**	111,226,717
Number of shares Outstanding at the Date of the NFEA : (Units)	500,208,074

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED?

☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: 2002
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	390,098,677		390,098,677		378,137	
L		0	108,747,212			108,747,212	108,747	
TOTAL			**498,845,889**	**0**	**390,098,677**	**108,747,212**	**486,884**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
498,845,889

SHARES PROPORTION BY :

CPO'S : 9.47% SERIE A
UNITS : 0
ADRS's : 40% SERIE A, 0.05% SERIE L
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	1,158,542	5.65100	4.90000
L	203,643	5.00100	4.75000

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **3** YEAR: **2002**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **30** OF **SEPTEMBER** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO
FINANCE VICEPRESIDENT

L.C. FERNANDO LOPEZ VAZQUEZ
ADMINISTRATIVE DIRECTOR

MEXICO, D.F., AT OCTOBER 31 OF 2002

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: INCLUDED IN THE INTEREST PAID IN THE LOST FOR RESTATEMEN OF INVESTMENT UNITS, AMOUNTING IN SEPTEMBER 2002 TO PS $6,846 AND TO SEPTEMBER 2001 TO PS $ 7,640

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS

Date: 10/31/2002 12:02

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2nd Floor & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	mborja@posadas.com.mx
INTERNET ADDRESS	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE:	PRESIDENT OF THE BOARD OF DIRECTORS
TITLE:	PRESIDENT OF THE BOARD OF DIRECTORS
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS Date: 10/31/2002 12:02

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	CHIEF FINANCIAL OFFICER
NAME:	MANUEL BORJA CHCIO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	DIRECTOR OF LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS Date: 10/31/2002 12:02

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	VACANT
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Event of GRUPO POSADAS, S.A. DE C.V.

Reception Date at the BMV: September 13, 2002, 11:59 AM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: September 13, 2002

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Subject: Modifications to the offering prospectus of a medium term notes or "stock exchange debt certificates" program of Grupo Posadas.

Relevant Event: On September 13, 2002, the preliminary prospectus of a medium term notes or "stock exchange debt certificates" program of Grupo Posadas, dated August 29, 2002, was substituted by a new version, available at the web page of the Mexican Stock Exchange at the following address: www.bmv.com.mx.

Foreign Market:

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Event of GRUPO POSADAS, S.A. DE C.V.

Reception Date at the BMV: September 25, 2002, 11:39 AM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: September 25, 2002

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Subject: Deferral of the issuance of medium term notes or "stock exchange debt certificates".

Relevant Event: Due to the present conditions in the financial markets, Grupo Posadas, S.A. de C.V. hereby notifies the financial community and interested investors that it has decided to postpone, until further notice, the issuance of its medium term notes or "stock exchange debt certificates" of up to $850 million pesos, arranged by IXE Casa de Bolsa, as placement agent, currently in the process of authorization by the National Banking and Securities Commission. Through this issuance, Grupo Posadas, S.A. de C.V. intends to improve is debt structure through the extension of its payment dates and reduction of its debt costs. The recent increase in the interest rates and the strong volatility observed in the financial markets are not considered suitable to achieve the objectives mentioned above at the present time. The Company's current debt structure enables it to wait for enhanced market opportunities, since it does not have an immediate need of the issuance proceeds in order to comply with its medium and short-term debt payment obligations.

Foreign Market: